FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorised Company

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON DECEMBER 26TH 2014

1.          DATE, TIME AND PLACE: On December 26th, 2014, at 2 p.m., at the offices of Companhia Brasileira de Distribuição (the “Company” or “CBD”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.          CONDUCTION OF THE MEETING: Chairman: Jean-Charles Naouri; Secretary: Ana Paula Tarossi.

3.          CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company´s Bylaws and articles 8 and 9 of the Internal Regulation of the Company´s Board of Directors. All the members of the Board of Directors attended the meeting, namely, Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago, Mr. Antoine Marie Lazare Giscard d’Estaing and Mrs. Maria Helena dos Santos Fernandes Santana.

4.          AGENDA: (i) Resolution on the Development of Mobile Application Service Agreement to be entered into between the Company and CNova Comércio Eletrônico S.A.; (ii) Resolution on the Perpetual Licensing of Software for Electronic Registration Agreement to be entered into between the Company and CNova Comércio Eletrônico S.A.; (iii) Resolution on the Perpetual Licensing of “e-platform V5” Agreement for the platforms of Pão de Açúcar Delivery and Extra Delivery to be entered into between the Company and E-Hub Consultoria, Participações e Comércio S.A. (Subsidiary of CNova); (iv) Resolution on the Perpetual Licensing of “e-platform V5” Agreement for the new e-commerce sites of the brands Taeq, Qualita and Casino to be entered into between the Company and E-Hub Consultoria, Participações e Comércio S.A. (Subsidiary of CNova); (v) Resolution on the Analysis of Human Resources Data Service Agreement to be entered into between the Company and CNova Comércio Eletrônico S.A.; (vi) Resolution on the Advertising Service Agreement to be entered into between the Company and CNova Comércio Eletrônico S.A.; (vii) Resolution on the Reimbursement Agreement by the Company to Casino of part of the costs incurred by Casino within the framework of the IPO of CNova N.V.; and (viii) Resolution on the proposal of methodology of group self-evaluation of the Board of Directors and the advisory committees.

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5.          RESOLUTIONS: As the meeting was commenced, the Board members examined the items comprised in the agenda and unanimously approved the following resolutions:

5.1.        In view of the Audit Committee´s recommendation, the members of the Board of Directors resolved, by unanimous vote and in accordance with the terms of the Company´s Policy for Related Parties Transactions, (a) to approve the execution of the following instruments: (i) Development of Mobile Application Service Agreement to be entered into between the Company and CNova Comércio Eletrônico S.A.; (ii) Perpetual Licensing of Software for Electronic Registration Agreement to be entered into between the Company and CNova Comércio Eletrônico S.A.; (iii) Perpetual Licensing of “e-platform V5” Agreement for the platforms of Pão de Açúcar Delivery and Extra Delivery to be entered into between the Company and E-Hub Consultoria, Participações e Comércio S.A. (Subsidiary of CNova); (iv) Perpetual Licensing of “e-platform V5” Agreement for the new e-commerce sites of the brands Taeq, Qualita and Casino to be entered into between the Company and E-Hub Consultoria, Participações e Comércio S.A. (Subsidiary of CNova); (v) Analysis of Human Resources Data Service Agreement to be entered into between the Company and CNova Comércio Eletrônico S.A.; (vi) Advertising Service Agreement to be entered into between the Company and CNova Comércio Eletrônico S.A.; and (vii) Reimbursement Agreement by the Company to Casino of part of the costs incurred by Casino within the framework of the IPO of CNova N.V.and (II) to authorize the Company´s Board of Officers to take the necessary measures to execute the resolutions approved herein.

5.2.        In view of the Corporate Governance Committee´s recommendation, the members of the Board of Directors resolved, by unanimous vote, to approve the methodology of group self-evaluation of the Board of Directors and the advisory committees.

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6.          APPROVAL AND SUBMISSION OF THE MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 26th of December, 2014. Signatures: Chairman: Jean-Charles Naouri; Secretary: Ana Paula Tarossi; Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago, Mr. Antoine Marie Lazare Giscard d’Estaing and Mrs. Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

São Paulo, 26th of December, 2014.

Ana Paula Tarossi Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 29, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.